ROGER L. FIDLER
Attorney at Law
225 Franklin Avenue
Midland Park, N.J. 07432
(201) 670-0881
(201) 670-0888 (Fax)
rfidler0099@aol.com

VIA EDGAR
COURTESY COPY TO:

Janice McGuirk, Esq.
Mail Stop 3561
United States Securities and Exchange Commision
100 F Street, N.E.
Washington, D.C. 20549

RE:	World Wide Relics, Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed November 2, 2009
File No. 333-159-028

Dear Ms. McGuirk:

We have received the staff’s comment letter dated October 29, 2009, and the following responses are numbered to correspond with the comments contained therein. Page references refer to the pages in Amendment No. 4 filed herewith and responsive to the comment letter. Please note that financial information has been updated through the quarter ended September 30, 2009.

General

1.           The box has been checked indicating that registrant is a smaller reporting company as defined in Rule 12(b)(2) of the Exchange Act.

Prospectus cover page

2.           We have revised the prior labeled section “Distribution” into “Selling Security Holders” as per the Form S-1 and Item 507 requirements.  That section has also been revised to comply with the appropriate disclosure requirements and to concur with the prospectus cover page. The Selling Security Holders section appears at page 40.  A new section Plan of Distribution compliant with item 508 has been added at page 41.

Table of Contents, page 1

3.           Please note that we have corrected the Table to reflect the renamed “Selling Security Holders” and the “Plan of Distribution” at page 1.

History of the Company, page 18

4.           The language was deleted because it was pompous and to a certain degree therefore misleading.  The “review of strategic alternatives” means more simply that the business currently in CCUC was what the new management wanted to operate and they had no interest in operating the World Wide Relics business. In the context of this registration, that is self-evident. I have revised and clarified the language at page 21.

The Technology

5.           The thrust of my response #10 form my letter of October 13, 2009 has been added at page 23 as suggested.

6.           We have added my response #11 from my letter of October 13, 2009 at page 23 as suggested by the staff.

Liquidity and Capital Resources, page 29

7.           We have expanded our discussion at page 32 to add the concerns expressed in the risk factor “Our independent auditors…” as suggested.

Security Ownership of Certain Beneficial Owners… page 34

8.           The second table has been revised to be as of the date of the first table, September 30, 2009 at page 37.  We have also updated the share ownership disclosed elsewhere, including at “Shares Eligible for Future Sale” at page 45, and under “Our Trading Symbol” at page 46, as suggested by the staff.

Our Trading Symbol, page 41

9.           We have revised the disclosure at page 46, to indicate the number of shareholders of record of the company’s common stock after the proposed spin-off.

Index to Financial Statements, page 45

10.           As to both bullet points numerous changes have been made to reflect an allocation of the expense items questioned by the staff in an attempt to make a proper allocation.

Part II.

Item 16. Exhibits
Exhibit 23.1

11.           A Consent from the independent registered public accounting firm has been included.

We are providing marked copies for your review both via EDGAR and in hard copy.

Yours truly,

s/Roger L. Fidler
Roger L. Fidler

cc:   John Amand